Exhibit 99.(a)(21)

Placer Dome Discovers High-grade Zones at Campbell Mine, Including Down-dip Extension of Red Lake’s Prolific “High Grade Zone”

Highlights

•                  Placer Dome intersects Red Lake “High Grade Zone” on the Campbell mine property

•                  High-grade zone with significant visible gold discovered within Deep Campbell

December 19, 2005

This news release contains “forward-looking statements” that are subject to risk factors and assumptions set out in the cautionary note contained within this news release.

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces that exploration drilling has confirmed the extension of Goldcorp’s Red Lake property High Grade Zone (HGZ) onto the Campbell mine property. Targeted drilling intersected the HGZ and a secondary wedge hole targeting the Hanging Wall 5 zone, the most prolific mineralized zone within the HGZ, is in progress.

Separately, mining and drilling activity within Campbell’s Deep Campbell development has discovered a high-grade mineralized zone with significant visible gold. Drilling has confirmed continuity of the structure over a length of 100 metres down-dip.

Placer Dome President and CEO Peter Tomsett commented, “These two discoveries validate the exploration potential of the deeper Campbell orebody. While further work is required to define the extent and significance of these discoveries, they highlight the exploration potential of the Campbell mine and our land position in the Red Lake camp. Ongoing exploration to expand the orebody at depth positions the Campbell mine to return to a high-production, low-cost operation.”

Mr. Tomsett added, “Placer Dome has again proven its ability to create value through exploration and development programs on our extensive footprint in many of the world’s most prolific gold-producing regions. Today’s announcement is further evidence of the substantial value potential within Placer Dome. These results reinforce our view, and the market’s view, that the Barrick offer does not adequately compensate Placer Dome shareholders for the strategic value of Placer Dome’s assets. As part of their offer, we believe that Barrick has agreed to sell the Campbell mine and other valuable assets for insufficient value and with insufficient information.”

Red Lake High Grade Zone Discovery

In September 2005, the Campbell exploration team developed a model predicting a down-plunge extension of the Red Lake (HGZ) onto the Campbell mine property. A drill campaign commenced targeting this projection of the prolific HGZ that is currently being mined at Goldcorp’s Red Lake mine. The drilling targeted the HGZ 75 metres onto Campbell property, which corresponds to a depth of approximately 2,590 metres. The target area is 150 metres from the deepest HGZ drill results published by Goldcorp in a news release dated February 21, 2005.

The initial drill hole, D37001A, intersected the projected HGZ structure and returned a length weighted uncut average interval assaying 23 grams per tonne over 3.4 metres, including 122 grams per tonne over 0.6 metres. The HGZ geological structure was visibly identifiable in the drill core. A second hole was wedged off this main hole targeting the projection of the Hanging Wall 5 lens which is the main structure within the HGZ. Drilling of this wedge hole is in progress and further wedge holes are planned.

While the exploration program is at an early stage, Placer Dome is encouraged by these results. The results confirm that the HGZ structure extends onto the Campbell mine property and that high-grade mineralization is present within the structure. Further work is required to define the strike and geometry of the HGZ on Campbell property. The conceptual model predicts a possible vertical extent of the HGZ of over 700 metres metres on the western extent of the Campbell property approximately 1,000 horizontal metres from current working areas. Placer Dome will intensify its exploration drilling within this area to better define the extent of the HGZ, utilizing Campbell mine’s 40 Level hanging wall exploration drill drift scheduled for completion in mid-2006.

DC Zone High-Grade Discovery
In 2002 a drill campaign was completed outlining the boundaries of a new mineralized zone within the Deep Campbell area of the mine named the DC zone (1). A development program spiraling down from the bottom level of the Reid shaft commenced in 2003 to provide access to the existing mineral reserves and mineral resources contained in the DC zone. In September 2005 mining activity within the DC zone tested a 50-metre vein structure which averaged 135 grams per tonne uncut over a 3.4 metre width. Mining within this structure encountered a higher-grade interval 11 metres in length that averaged 484 grams per tonne uncut across an apparent width of 4.9 metres (2). This high-grade ore “pipe” was discovered at approximately 1,800 metres vertical depth.

Concurrently, primary ore definition drilling defining the down-plunge extent of the DC zone between 1,800 and 1,950 metres intersected the apparent down-plunge projection of the DC high-grade mineralization and included hole D40064 which returned 455 grams per tonne uncut over 0.8 metres and 172 grams per tonne uncut over 1.5 metres. Approximately 75 vertical metres beneath the discovery stope, hole D40087 returned uncut assays of 77 grams per tonnes over 4.7 metres, including 374 grams per tonne over 0.6 metres.

Exploration drilling has continued to intersect the Deep Campbell structure at depth, with significant results being returned at a vertical depth of 2,185 metres. Drilling at depth will intensify once the 40 level hanging wall exploration drift is completed as it provides a better approach to the deeper sections of the structure.

“These high grade structures contain similarities to historical areas within the upper levels of the mine”, said Mr. Tomsett. “The recent deep drill results at Campbell have opened two significant mineralized areas for further exploration and definition. These results are extremely encouraging and give us confidence that the Deep Campbell mine will be an exciting exploration and development focus for the company in the near term and over the coming years.”

(1) As at December 31, 2004, the DC zone was estimated to contain an indicated mineral resource of 217,493 ounces (261,984 tonnes @ 25.8 g/t) and an inferred mineral resource of 57,611 ounces (74,145 tonnes @ 24.14 g/t), inclusive of mineral reserves.

(2) Utilizing a 933g/t (30 oz/ton) cut, the vein structure would average 52 g/t over 3.4 metres and the high-grade zone would average 134 g/t over 4.9 metres.

Summary of Significant Composited Intervals (1,2,3,4,5,6)

HGZ Discovery Hole

Drill Hole	Azimuth(degrees)	Dip (degrees)	Type	From (metres)	To (metres)	Length (metres)	Uncut Grade Au (g/t)	Vertical Depth (metres)
D37001A	329	-76	Exploration	960.5	963.9	3.4	22.97	2590
Including				961.8	962.4	0.6	121.7

DC Zone High-grade Discovery Holes

Drill Hole	Azimuth (degrees)	Dip (degrees)	Type	From (metres)	To (metres)	Length (metres)	Uncut Grade Au (g/t)	Vertical Depth (metres)
D40019	249	-24	Definition	73.9	76.2	2.3	61.03	1831
D40019				78.2	81.8	3.60	142.6	1833
D40064	237	-19	Definition	82.7	83.5	0.80	454.6	1843
D40064				91.0	92.5	1.5	172.0	1845
D40086	059	-11	Definition	71.5	77.2	5.7	22.11	1860
D40087	059	-21	Definition	61.3	66.0	4.7	77.14	1869
Including				61.3	62.0	0.6	374.4	1868
D40087				69.1	73.1	4.0	25.03	1875

(1) The qualified person responsible for the HGZ and DC Zone exploration programs is Dean Crick, P. Geo., Chief Geologist, Campbell Mine. Mr. Crick is a qualified person as defined under National Instrument 43-101 of the Canadian Securities Administrators and has verified the data (including sampling, analytical and test data) as appropriate in his professional opinion. Independent data verification has not been performed. QA/QC procedures meet or exceed industry standards.

(2) Length is drill core length and does not indicate true width.

(3) Sample preparation is done under the supervision of senior Campbell Mine geological staff and samples are stored and transported under secure conditions. Samples were assayed using fire assay methods on 30 g charge weights, either at the Campbell Mine lab (definition and exploration samples) or at ALS Chemex in Vancouver, B.C. (HGZ exploration pulps returning over 2 g/t).

(4) Investors are cautioned that insufficient exploration work has been performed to date to estimate a mineral reserve or mineral resource within these new zones.

(5) Bottom of currently developed mine infrastructure is 40 level which is at approximately 1,800 vertical metres.

(6) One ounce per ton equals 34.2857 grams per tonne (g/t) and one foot equals 0.3048 metres.

Placer Dome is a global gold mining company employing more than 13,000 people at 16 mining operations in seven countries. The Vancouver-based company’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Note to Security Holders:
In response to the exchange offer by Barrick Gold Corporation relating to Placer Dome, Placer Dome has filed in Canada and the U.S. and mailed to its shareholders a Directors’ Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors’ Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the exchange offer by Barrick. Security holders are urged to read the Directors’ Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a free copy of the Directors’ Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC’s website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.

For further information please contact:
Investor Relations:
Greg Martin (604) 661-3795
Meghan Brown (604) 661-1577
Media Relations:
Gayle Stewart (604) 661-1911

Shareholder Inquiries:
Georgeson Shareholder Communications Canada Inc.
Placer Dome’s Information Agent
Toll-free within North America 1-866-245-2999

Head office
Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, B.C. Canada V7X 1P1
Tel: (604) 682-7082

On the internet: www.placerdome.com

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

• uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

• uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

• uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

• uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

• operating and technical difficulties in connection with mining development activities;

• uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

• uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

• uncertainties related to unexpected judicial or regulatory proceedings;

• changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

• mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

• expected effective future tax rates in jurisdictions in which our operations are located;

• the protection of the health and safety of mine workers;and

• mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

• changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

• the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

• unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

• changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

• environmental issues and liabilities associated with mining including processing and stock piling ore;

• geopolitical uncertainty and political and economic instability in countries which we operate; and,

• labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome’s Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.